November 28, 2007

By EDGAR and Overnight Delivery

Tim Buchmiller

Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	APP Pharmaceuticals, Inc.

Form 10-K/A for fiscal year ended December 31, 2006

Filed on April 30, 2007

File No. 001-33407

Dear Mr. Buchmiller:

This letter is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 27, 2007 in connection with its review of APP Pharmaceuticals, Inc.’s (formerly Abraxis BioScience, Inc.) (the “Company”) Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006 as filed by the Company on April 30, 2007.

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Bonuses, page 12

Comment 1: We note your response to prior comment 7. It is unclear from your response whether you intend to disclose the corporate and business unit goals in next year’s proxy or whether you intend to provide disclosure pursuant to Instruction 4 of Item 402(b) of Regulation S-K. If the latter, please provide us the explanation requested in our prior comment 7.

Response: The Company confirms that it intends to disclose the corporate and business unit goals in next year’s proxy statement.

Payments Upon Termination, page 20

Comment 2: We note your response to prior comment 13. Please confirm that you will provide additional disclosure in your future filings to address the comment.

Tim Buchmiller

November 28, 2007

Response: The Company confirms that it intends to provide additional disclosure in its future filings to address this comment.

Should you have any further questions or comments regarding the captioned filing, please direct them to me at 310.405.7402 or to Charles C. Kim at 310.405.7431.

Very truly yours,

/s/ Richard E. Maroun
Richard E. Maroun
Chief Administrative Officer and General Counsel

cc:	Patrick Soon-Shiong, M.D.

Lisa Gopalakrishnan

Charles Farman

Chris Russell